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                                                    EXHIBIT 12

                   ANADARKO PETROLEUM CORPORATION
          CONSOLIDATED STATEMENT OF COMPUTATION OF RATIOS
OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

Three Months Ended March 31, 1998 and Five Years Ended December 31, 1997

                  Three Months
                     Ended
                    March 31                 Years Ended December 31
thousands            1998         1997     1996     1995     1994      1993

Gross Income       $23,335     $205,318 $196,763  $65,624  $90,794  $106,824
Rentals              2,822        8,266    4,234    2,457    2,814     3,069

Earnings            26,157      213,584  200,997   68,081   93,608   109,893
Gross Interest
  Expense           18,238       62,095   55,986   52,557   41,635    38,000
Rentals              2,822        8,266    4,234    2,457    2,814     3,069

Fixed Charges      $21,060      $70,361  $60,220  $55,014  $44,449   $41,069
Ratio of Earnings
  to Fixed Charges    1.24         3.04     3.34     1.24     2.11      2.68

The ratios of earnings to combined fixed charges and preferred stock dividends were computed by dividing earnings by fixed charges. For this purpose, earnings include income before income taxes, fixed charges and preferred stock dividends. Fixed charges include interest and amortization of debt expenses, and the estimated interest component of rentals. There were no shares of preferred stock outstanding for the periods presented.


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